April 7, 2006

VIA EDGAR AND COURIER

Mr. Robert Telewicz, Staff Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:

Item 4.02 Form 8-K

Filed March 30, 2006

File No. 001-15931

Dear Mr. Telewicz:

This letter is in response to your letter dated April 6, 2006.  In response to your comments, please note the following:

1.

Please amend your report to include all of the information required by Item 4.02(a) of Form 8-K, including a statement of whether the audit committee, or the board of directors in the absence of an audit committee, authorized officer or officers, discussed with your independent accountant the matters disclosed in the filing pursuant to this Item 4.02(a).

We have amended the Form 8-K as you requested and have included the proposed amendment with this letter.

2.

We note that you intend to file restated financial statements.  However you have not indicated when you intend to do so.  Please tell us when you intend to file restated financial statements.  We may have further comment after you file the restated financial statements.

We have prepared amendments to our Form 10-KSB for the year ended December 31, 2004 and to our Forms 10-QSB for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005.  We expect to file these amendments no later than April 14, 2006.

3.

Please tell us if your certifying officers have reconsidered the effect on the adequacy of your disclosure controls and procedures as of the end of the periods covered by your Forms 10-Q for the periods ended June 30, 2005, and March 31, 2005 as well as the period covered by your Form 10-K for the year ended December 31, 2004 in light of the material error you have disclosed.  Additionally, tell us what effect the error had on your current evaluation of disclosure controls and procedures as of your fiscal year end December 31, 2005.

We have reviewed item 13a-15, and particularly subsections (e) and (f) therein.  Subsection (e) defines disclosure controls and procedures to mean “ . . .controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act . . . is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.”

In light of the error that was disclosed, our certifying officer has again reviewed our disclosure controls and procedures to determine if they are effective to ensure that we record, process, summarize and report the information required to be disclosed by us in our reports within the time periods specified in the Securities and Exchange Commission’s rules and forms.  Our certifying officer continues to believe that our disclosure controls and procedures are effective because the information is gathered, prepared and reported in a timely way.  However, the errors in our financial statements reflect a failure in our internal control over financial reporting.  Our financial statements are prepared for us internally by an employee who is a certified general accountant, then reviewed by an independent accounting firm before they are sent to our auditor.  We have asked the independent accounting firm to revise its procedures when it reviews our financial statements by committing adequate personnel to assure a full and complete review.

In preparing this response, Ableauctions.com, Inc. acknowledges that:

(i)

it is responsible for the adequacy and accuracy of the disclosure in the filings;

(ii)

staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

(iii)

Ableauctions.com, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to your comments to the amendment, which we will not file without your approval.

Very truly yours,

Ableauctions.com, Inc.

By:/s/ Abdul Ladha

      Abdul Ladha

      President and Chief Executive Officer